June 30, 2015

Chad Eskildsen

U.S. Securities & Exchange Commission

 Re: Audit of Filings

 Dear Mr. Eskildsen,

We are responding to comments we received on June 24, 2015, regarding the N-CSR for fiscal year end of December 31, 2014; and the Fidelity Bond filed on January 14, 2015. All references are to comments received on our telephone conversation.

SEC Comments and Kavilco Incorporated Response

Form N-CSR-Annual Report to Shareholders

  On the Statement of Assets and Liabilities, the total assets incorrectly totaled $39,577,255.00.
  The corrected amount of $40,577,255.00 has been input into the amended filing.
  On the Financial Highlights, the total net asset value, beginning of year 2014 was incorrectly input as $33216.
  The corrected amount of $3321 has been input into the amended filing.
  On Note 10. Dividends and Distributions to Shareholders, it was commented that the titles of the two tables were switched.
  The titles of these tables have been switched back to the top of the proper table and have been input into the amended filing.
  It was commented that items 2 through 11 on the N-CSR were not addressed.
  The information for items 2 through 11 were inadvertently left off the filing. These items are answered and have been input into the amended filing.

Form 40-17G-Fidelity Bond

  It was commented that the Board resolution approving the fidelity bond and indication of when the premium was paid is not noted in the filing.
  The cover letter and resolution approving the fidelity bond were inadvertently left off of the filing. The letter and resolution have been input into the amended filing.

Thank you very much for your input; we will take care to ensure that these errors are not repeated in the future. Please accept this response and the amended filings as complete; if you have any questions, please do not hesitate to contact us.

Sincerely,

KAVILCO INCORPORATED

/s/

Scott Burns, Chief Financial Officer / Chief Compliance Officer